Sub-Item 77O
Rule 10f-3 Transaction

DREYFUS PREMIER FIXED INCOME FUNDS
-Dreyfus Premier Core Bond Fund



On August 8, 2007, Dreyfus Premier Core Bond Fund (the "Fund"), a series of Dreyfus Premier Fixed Income Funds (the "Trust") purchased $1,840,000 million units of a corporate bond issued by Merrill Lynch 6.05% maturing on 8/15/2012, Cusip# 59018YJ36 at a purchase price of $99.86 per unit (the "Bonds"). The Bonds were purchased from an underwriting syndicate of which the Bank of New York/Capital Markets Inc. ("BNY Capital Market"), an affiliate of the Fund, was a member. BNY Capital Markets received no benefit in connection with the transaction. The following is a list of the syndicate's primary members:

Merrill Lynch & Co.


Accompanying this statement are materials presented to the Board of Trustees of the Trust, which ratified the purchase as in compliance with the Fund's Rule 10f-3 Procedures, at the Trust's Board meeting held on November 6, 2007.